UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14f OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                             U.S. HOME & GARDEN INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                    001-14015
             ------------------------------------------------------
                            (Commission File Number)

                               Delaware 77-0262908
          (State of incorporation) (I.R.S. Employer Identification No.)

                              655 Montgomery Street
                         San Francisco, California 94111
                    (Address of principal executive offices)

                 Registrant's telephone number: (415) 616 - 8111

                             U.S. HOME & GARDEN INC.

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14f OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

U.S. HOME & GARDEN INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY U.S. HOME & GARDEN INC.'S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         This Information Statement is being furnished to the holders of record on February 23, 2004, of the outstanding shares of common stock, $.001 par value, of U.S. Home & Garden Inc., a Delaware corporation (the "Company"), in connection with the designation by Ionatron, Inc., a Delaware corporation ("Ionatron"), of the members of the Board of Directors of the Company, pursuant to the terms of a Plan and Agreement of Merger, dated as of February 24, 2004 (the "Merger Agreement"), by and among the Company, Ionatron Acquisition Corp., a Delaware corporation which is a wholly owned subsidiary of the Company, Robert Kassel (for the purposes of only selected sections of the Merger Agreement), Fred Heiden (for the purposes of only selected sections of the Merger Agreement), Ionatron and the four stockholders of Ionatron, Robert Howard, Stephen W. McCahon, Thomas C. Dearmin and Joseph C. Hayden (collectively, the "Ionatron Stockholders"). The Merger Agreement provides for the merger of Ionatron Acquisition Corp. into Ionatron (the "Merger"). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

         The Merger Agreement provides that the Company's current directors shall resign effective as of the Closing Date (as specified within the Merger Agreement) and that the Ionatron Stockholders shall designate new directors (the "Ionatron Designees"), such designation to be effective upon the consummation of the Merger. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors so as to enable the Ionatron Designees to be appointed to the Board of Directors in accordance with the Merger Agreement. The existing directors have indicated their intent to resign at the Closing Date.

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Ionatron, the Ionatron Designees and the Ionatron Stockholders has been furnished to the Company by Ionatron or the Ionatron Designees, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                     Proposed Change in Control Transaction
                          -----------------------------

         On February 24, 2004, the Company entered into the Merger Agreement, which provides that, on the Closing Date, the Company will issue shares of its common stock to the Ionatron Stockholders as shall equal, as of the Closing Date, sixty-five percent (65%) of the Company's common stock on a fully diluted basis, subject to an upward adjustment under certain circumstances, in consideration for which the Company will receive all of the issued and outstanding shares in Ionatron. Upon consummation of these transactions, the Ionatron Stockholders will own, on a fully diluted basis, approximately sixty-five percent (65%) of the common stock of the Company.

         The consummation of the Merger is contingent upon several factors, including but not limited to (i) the receipt by the parties to the Merger Agreement of any required third party consents, and (ii) the completion of due diligence investigations by Ionatron and the Company of each other's business, operations, financial condition and prospects to the sole satisfaction of the party conducting the investigation.

                                Voting Securities
                                -----------------

         The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of common stock entitles the holder thereof to one (1) vote. As of February 24, 2004, 18,001,090 shares of the Company's common stock were outstanding.

                    Board of Directors and Executive Officers
                    -----------------------------------------

         Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended June 30, 2003, the Board of Directors held five meetings.

         The Company's Board of Directors currently consists of Robert Kassel (who is also our Chief Executive Officer, President, Secretary and Treasurer), Richard Raleigh, Fred Heiden, Brad Holsworth and Jon Schulberg. In addition to Mr. Kassel, the Company's other executive officer is David Harper, its Executive Vice President. The following sets forth certain information concerning the Company's directors' and executive officers' experience and background.

         Robert Kassel. Robert Kassel, 63, co-founded the Company and has been its Chairman of the Board, Chief Executive Officer, President, and Treasurer since October 1990, and Secretary since July 2002. From 1985 to August 1991, he was a consultant to Comtel Communications, Inc., a company specializing in the installation and operation of telephone systems in hotels. From 1985 to 1990, Mr. Kassel was also a real estate developer in Long Island, New York and Santa Barbara, California. From 1965 to 1985, he was a practicing attorney in New York City, specializing in corporate and securities law.

         Richard Raleigh. Richard Raleigh, 49, has been a director of the Company since March 1993. He served as Chief Operating Officer of the Company from June 1992 to June 30, 2001 and served as a consultant to the Company from July 2001 through June 2003. He served as Executive Vice President-Operations of the Company from December 1991 to June 1992. Prior to joining the Company, Mr. Raleigh was a free-lance marketing consultant to the lawn and garden industry from January 1991 to December 1991. From April 1988 to January 1991, he was Director of Marketing, Lawn and Garden of Monsanto Agricultural Co. From December 1986 to April 1988, he was Vice President of Sales and Marketing of The Andersons, a company engaged in the sale of consumer and professional lawn and garden products. From November 1978 to December 1986, he held a variety of positions at The Andersons, including Operations Manager and New Products Development Manager.

         Fred Heiden. Fred Heiden, 62, a director of the Company since March 1993, has been President and principal owner of Marlin Mortgage Group, a mortgage banker business, since February 2002. He was a private investor from November 1989 to February 2002. From April 1984 to November 1989, Mr. Heiden was President and Principal owner of Bonair Construction, a Florida based home improvement construction company.

         Brad Holsworth. Brad Holsworth, 43, has been a director of the Company since July 2000. Since February 2003, he has been employed by Senetek, PLC, a biopharmaceutical company, as its Chief Financial Officer. From April 2000 to February 2003, he was employed by Prescient Capital LLC, a money manager and venture capital firm, as its Chief Financial Officer. From April 1999 to April 2000, he was employed by Banc of America Securities, as a Principal, Accounting and Finance. He was employed by the accounting firm, BDO Seidman, LLP from July 1982 to April 1999 and was a partner of BDO Seidman, LLP from July 1995 to April 1999.

         Jon Schulberg. Jon Schulberg, 45, a director of the Company since March 1993, has been employed as President of Schulberg MediaWorks, a company engaged in the independent production of television programs and television advertising since January 1992. From January 1989 to January 1992, he was a producer for Guthy-Renker Corporation, a television production company. From September 1987 to January 1989 he was Director of Development for Eric Jones Productions.

         David Harper. David Harper, 52, has been a Vice President of the Company since May 1999, has been an Executive Vice President of the Company since July 2003 and has been employed by the Company since May 1998. From 1995 to May 1998 he was an independent consultant within the lawn and garden industry where his clients included selected manufacturers, distributors, retailers and industry associations. From 1975 to 1994, he was employed by Monsanto Company in a variety of positions of increasing responsibility. From 1988 to 1994, Mr. Harper headed Monsanto's efforts to introduce its Roundup product line and the creation of its Solaris division with Monsanto's acquisition of Ortho Consumer Products in 1993.

                      Committees of the Board of Directors
                      ------------------------------------

         The Company has established an Audit Committee, in accordance with
Section 3(a)(58)(A) of the Exchange Act, which is comprised of Messrs. Heiden, Holsworth and Schulberg, all of whom would have qualified as an "Independent director" under Nasdaq Marketplace Rule 4200 if the Company had been subject to such rules. The Audit Committee, among other things, determines the engagement of the independent certified public accountants and reviews the scope and effect of the audit engagement.

         The Company has also established a Compensation Committee which is comprised of Messrs. Heiden, Raleigh and Schulberg. The Compensation Committee, among other things, makes recommendations to the Board of Directors with respect to the compensation of the executive officers of the Company. The Company maintains a Stock Option Committee comprised of Messrs. Schulberg and Heiden, which determines the persons to whom options should be granted under the 1995 and 1997 Stock Option Plans and the number and other terms of options be granted to each person under such plans.

         The Audit Committee met 6 times during the fiscal year ended June 30, 2003; the Compensation Committee and the Stock Option Committee did not meet. The Company does not have a standing Nominating Committee or a committee performing similar functions and determined not to establish such a committee at this time in view of changes in the composition of the Board of Directors that will occur after the Merger is consummated. Previously, nominations for directorship were determined by the members of the then existing Board of Directors.

         During the fiscal year ended June 30, 2003, none of the Company's executive officers served on the Board of Directors or the compensation committee of any other entity, any of whose officers served on the Board of Directors or Compensation Committee of the Company.

                        Director and Officer Compensation
                        ---------------------------------

         The following table discloses the compensation awarded by the Company for the three fiscal years ended June 30, 2003, 2002 and 2001, to Mr. Robert Kassel, its Chairman, Chief Executive Officer, President, Secretary and Treasurer, Mr. Richard Grandy, its former Chief Operating Officer, and Mr. Richard Kurz, its former Chief Financial Officer (together, the "Named Officers"). During the fiscal year ended June 30, 2003, no other person who served as an executive officer of the Company during the fiscal year ended June 30, 2003 received a total salary and bonus that exceeded $100,000 during such fiscal year.

                                                Summary Compensation Table
                                                    Annual Compensation
                                                                                       Long-Term
                                                                                     Compensation
                                                                                      Securities
                                                                                  Underlying Options        All Other
Name and Principal Position                   Year    Salary ($)     Bonus ($)            (#)           Compensation($)(1)
--------------------------------------        ----    ----------     ---------    ------------------    ------------------
Robert Kassel,                                2003       450,000      239,500                    --                    --
Chairman, Chief Executive Officer,            2002       450,000      325,000                    --                 5,149
President, Secretary and Treasurer            2001       354,000      315,000             1,468,000 (2)             7,000

Richard Grandy, former Chief Operating        2003       345,300       28,000                    --                    --
Officer (3)                                   2002       345,300           --                    --                11,000
                                              2001       340,000       150,000 (2)          150,000 (2)            12,000
Richard Kurz, former Chief Financial          2003       176,000       22,000                    --                 5,763
Officer (4)                                   2002       128,000           --                10,000 (5)                --

----------
(1) Represents the Company's contributions to the Named Officers 401(k)/profit sharing accounts. Excludes certain perquisites that did not exceed the lesser of $50,000 or 10% of their combined bonus and salary.

(2) Represents options that were originally granted to the respective officers in prior fiscal years, the expiration dates of which were extended in fiscal 2001.

(3)      Mr. Grandy's termination date was effective July 1, 2003.

(4)      Mr. Kurz's employment with the Company ended in  November  2003

(5)      Represents options granted to Mr. Kurz in October 2001.

         There were no new option grants to any Named Officers of the Company during the fiscal year ended June 30, 2003.

         The following table sets forth information concerning the number of options owned by the Named Officers and the value of any in-the-money unexercised options as of June 30, 2003. No options were exercised by any Named Officer during the fiscal year ended June 30, 2003:

                                AGGREGATED OPTION EXERCISE AND FISCAL YEAR-END OPTION VALUES
                                ------------------------------------------------------------
                   SHARES ACQUIRED      VALUE        NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED IN-THE-MONEY
NAME               ON EXERCISE (#)    REALIZED    UNEXERCISED OPTIONS AT JUNE 30, 2003       OPTIONS AT JUNE 30, 2003(1)
---------------    ---------------    --------    ------------------------------------       ---------------------------
                                                    EXERCISABLE        UNEXERCISABLE        EXERCISABLE       UNEXERCISABLE
Robert Kassel                   --          --      1,973,402              255,931                  0                   0
Richard Grandy                  --          --        150,000                   --                  0
Richard Kurz                    --          --         10,000                   --           $  1,200                   0

----------
(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year end market value of the common stock. An Option is "in-the-money" if the fiscal year end fair market value of the common stock exceeds the option exercise price. The last sale price (the fair market value) of the common stock on June 30, 2003 was $0.37 per share.

         During the fiscal year ended June 30, 2003, Messrs. Heiden, Holsworth and Schulberg received $5,000 for serving on our Board of Directors and received a grant of 5,000 options under the Non-Employee Director Plan.

                               Ionatron Designees
                               ------------------

         The Merger Agreement provides that, on the Closing Date, the Company shall cause a special meeting of the Board of Directors to be held, at which meeting the size of the Board of Directors shall be set at 5 members, to cause the Ionatron Designees to be appointed or elected to the Company's Board of Directors and to accept the resignation of all current officers and directors of the Company.

         Ionatron has informed the Company that it will select Robert Howard, Thomas C. Dearmin, David C. Hurley, George P. Farley and James K. Harlan as the Ionatron Designees, and that each of them has consented to serve as a director of the Company upon appointment. Ionatron has advised the Company that, to its knowledge, none of the Ionatron Designees nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to the transactions between Ionatron and the Company that have been described herein. In addition, Ionatron has advised the Company that, to its knowledge, none of the Ionatron Designees are currently a director of, nor do any of them hold any position with, the Company, nor do any of them have a familial relationship with any director or executive officer of the Company. The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an Executive Officer of the Company following completion of the Merger described herein:

     Name                        Age            Principal Position
-----------------                ---     --------------------------------
Robert Howard                    80      Director, Chairman and Treasurer
Thomas C. Dearmin                46          Director, Chief Executive
                                              Officer and Secretary
David C. Hurley                  63                  Director
George P. Farley                 65                  Director
James K. Harlan                  52                  Director
Joseph C. Hayden                 45         Vice President of Business
                                                   Development
Stephen W. McCahon               44        Vice President of Engineering

         Robert Howard. Robert Howard has been the Chairman of the Board of Directors of Ionatron since its inception in 2002. From 1969 to April 1980, he served as President and Chairman of the Board of Centronics Data Computer Corp. ("Centronics"), a manufacturer of a variety of computer printers, including the first impact dot matrix printer, of which he was the inventor. He resigned from Centronics' Board of Directors in 1983. Commencing in mid-1982, Mr. Howard, doing business as RH Research, developed the Color Ink Jet technology upon which iCAD, Inc. ("iCAD") was initially based. He contributed this technology, without compensation, to iCAD. Since its establishment in 1984, Mr. Howard has been the founder and Chairman of the Board of Directors of iCAD, a company now involved, among other things, in the manufacture and sale of computer aided devices ("CAD") used for early detection of Breast Cancer. Starting in December of 1993, Mr. Howard was Chairman of the Board of Presstek, Inc. ("Presstek"), a public company which has developed proprietary digital imaging and consumables technologies for the printing and graphic arts industries from June 1988 to September 1998 and then served as Chairman Emeritus of the Board of Presstek from September 1998 to December 2000. In 2001 Mr. Howard and Mr. Dearmin started the development work that became Ionatron.

         Thomas C. Dearmin. Thomas C. Dearmin has been the President, Chief Executive Officer, Secretary as well as a Director of Ionatron since its inception in 2002. From 1999 to 2002, Mr. Dearmin also was the President and Chief Executive Officer of Lasertel Inc., a company Mr. Dearmin started and had operational in 9 months, manufacturing high power semiconductor lasers. From 1992 to 1998, Mr. Dearmin was one of the co-founders and Vice President of Opto Power Corporation, one of the first high power semiconductor laser manufacturers to commercialize high power laser diodes. Opto Power also designed and built semiconductor laser prototypes for US Military applications. Opto Power became the largest supplier of high power fiber coupled laser diodes in the world, which created new applications in the defense, medical, industrial and graphic arts areas. Opto Power Corporation became a wholly owned division of Spectra Physics Lasers which went public in 1998. Prior to 1992, Mr. Dearmin was part of the original high power semiconductor group at Ensign Bickford Aerospace and was head of Business Development for that group. Mr. Dearmin worked on new novel military applications of lasers and laser systems, as well as the first successful diode laser for on press digital imaging in graphic arts. Prior to 1986, Mr. Dearmin worked in various capacities in the Gallium Arsenide semiconductor area, which involved metal organic chemical vapor deposition and molecular beam epitaxy processes of various structures for digital electronic devices, as well as photonic devices, such as night vision photocathodes for military operations and high power lasers. Mr. Dearmin holds patents in the area of semiconductor laser fabrication as well as high power laser diode applications.

         David C. Hurley. David C. Hurley was appointed Vice Chairman of PrivatAir of Geneva, Switzerland on February 1, 2003, relinquishing the role of Chief Executive Officer, a position he held following the acquisition of Flight

Services Group ("FSG") by PrivatAir in 2000. PrivatAir has major business aviation operations in over fifteen bases in the U.S. and aircraft service operations at Le Bourget, Paris, France; Dusseldorf, Munich and Hamburg Germany; and Geneva, Switzerland. Mr. Hurley founded FSG in 1984. FSG is one of the world's largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the U.S. Mr. Hurley has over 30 years experience in marketing and sales in the aerospace and telecommunications industries. Before founding FSG, as former Senior Vice President of Domestic and International Sales for Canadair Challenger (at the time, a Division of General Dynamics), he had been a member of the marketing team that was responsible for the launch of the program and delivery of the first one hundred Challengers. He also served as Regional Vice President of the Cessna Aircraft Company and as Director of Marketing, Government and Military Products Division, for the Harris Intertype Corporation. Mr. Hurley serves on the Boards of the Smithsonian Institution's National Air and Space Museum, Washington, D.C., BE Aerospace, Inc., Wellington, FL; the Corporate Angel Network, White Plains, N.Y., the Wings Club, New York City, Aerosat, Inc., Manchester, N.H., and Capital Route Limited, Galway, Ireland. He is an alumnus of Hartwick College and served three years in the Special Services Branch of the US Army, receiving an honorable discharge.

         George P. Farley. George P. Farley has been providing business consulting services for the past four years. Within the last fiscal year, Mr. Farley has been a Director and a member of the Audit Committee of Acorn Holdings, Inc. and has also been a Director for Olympia Leather Company, Inc. In 1999, Mr. Farley was the Chief Financial Officer of Talk.com, Inc., which provides telecommunication services.

         James K. Harlan. James K. Harlan has been the Executive Vice President and Chief Financial Officer of HNG Storage Company, a natural gas storage, development and operations company since 1998. From 1991 to 1997, Mr. Harlan served as Group Development Manager for the Pacific Resources Group which was engaged with various manufacturing and distribution businesses in Asia. He also served as operations research and planning analyst for the White House Office of Energy Policy and Planning from 1977 to 1978, the Department of Energy from 1978 to 1981, and U.S. Synthetic Fuels Corporation from 1981 to 1984. He has a PhD in Public Policy with an operations research dissertation from Harvard University and a BS in Chemical Engineering from Washington University. Mr. Harlan is a member of the Board of Directors of iCAD.

         Joseph C. Hayden. Joseph C. Hayden has been the Vice President of Business Development for Ionatron since 2003. Mr. Hayden has over 25 years experience in managing large engineering projects and high technology research and development. Mr. Hayden will be responsible for project management for Ionatron. Prior to the founding of Ionatron, Mr. Hayden was the lead Systems Engineer for the Directed Energy Weapons product line for Raytheon, Inc. ("Raytheon"). He has also been a U.S. Navy surface nuclear engineer.

         Stephen W. McCahon. Stephen W. McCahon has been the Vice President of Engineering for Ionatron since 2003. Dr. McCahon has an extensive background in optical physics, solid-state physics, ultra-short pulse lasers and non-linear optics, and a broad background in Electrical Engineering (BSEE, MSEE, PH.D. EE/Physics). Dr. McCahon has more than 40 scientific publications and holds 10 issued patents with 3 pending. Dr. McCahon's most recent position, from 1986 to 2003, had been Chief Engineer of Raytheon's Directed Energy Weapon Product Line. Previously, he had been a Member of the Research Staff at Hughes Research Laboratories in Malibu, CA (Currently known as HRL Laboratories).

              Certain Relationships and Related-Party Transactions
              ----------------------------------------------------

         During the fiscal year ended June 30, 2003, the Company and its primary operating subsidiaries, Easy Gardener, Inc.("Easy Gardener") and Ampro Industries, Inc. ("Ampro"), entered into an asset purchase agreement with Easy Gardener Products Ltd. ("Easy Gardener Products"), an entity formed by the then current and certain former members of management of those subsidiaries, including Richard Grandy, the Company's former Chief Operating Officer. Richard Kurz, the Company's former Chief Financial Officer, became an equity owner and a member of management of Easy Gardener Products after the consummation of the asset sale, which occurred in October 2003. Under the terms of the asset purchase agreement, Easy Gardener and Ampro sold their operations, including substantially all of their assets to this management buy-out group. These operations comprised approximately 99% of the Company's consolidated sales and 98% of its consolidated assets. The management buyout included Easy Gardener Products' assumption of substantially all of the selling subsidiaries liabilities and the transfer by the Company of its obligations relating to the Company's foreign subsidiary, U.S. Home & Garden Trust I (the "Trust"). These liabilities comprise approximately 99% of the Company's consolidated liabilities.

         Easy Gardener Products paid the Company a total purchase price of $11,950,000, less certain expenses related to the transaction, for the assets it acquired resulting in the Company's receipt of net proceeds of approximately $11,494,000. Of this amount, $9,894,000 was paid to the Company in cash at the closing and $1,600,000 was paid to the Company in the form of a subordinated promissory note. The note matures in 2009 subject to certain prepayments from excess cash flow. Interest on the principal amount outstanding from time to time will accrue at the rate of 9% per annum and will be capitalized by increasing the principal amount of the note. The note is subordinated to the indebtedness of Easy Gardener Products under its senior credit facility and under its note issued to Central Garden & Pet Company in connection with the transaction. The note is senior to the debentures underlying the trust preferred securities issued by the Trust.

         Mr. Robert Kassel, the Chairman, Chief Executive Officer, President, Secretary and Treasurer of the Company has agreed, in lieu of and in substitution of the significantly higher cash severance package that would be payable to him under the terms of his employment agreement upon the termination of his employment agreement upon consummation of the Merger, to accept at the Closing (i) $500,000, payable in immediately available funds, (ii) 750,000 shares of the Company's restricted common stock, which will be held in escrow for a period of six months and during such time will be subject to a put/call with Mr. Robert Howard, one of the Ionatron Designees, to purchase or sell such shares at $0.75 per share, and (iii) the cancellation and forgiveness of outstanding loans made by the Company to Mr. Kassel in the principal amount of $487,000, plus interest accrued through the Closing Date. The loans would otherwise have been payable by Mr. Kassel in installments between 2004 and 2008.

         Mr. David Harper, Executive Vice President of the Corporation, has agreed to accept $125,000 at the Closing and 135,000 shares of the Company's Common Stock as a severance package for the termination of his employment with the Company.

               Beneficial Ownership of the Company's Common Stock

         The following table sets forth information at February 24, 2004, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of common stock by (i) each person known by us to be the owner of more than 5% of the outstanding shares of common stock, (ii) each director, (iii) each Named Officer, and (iv) all executive officers and directors of the Company as a group.

                                            AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP (2)           PERCENTAGE OF CLASS
------------------------                    ------------------------           -------------------
Robert Kassel                                       2,736,131(3)(4)                   13.4
Richard Raleigh                                       352,000(5)                       1.9
Richard Grandy                                        934,396(6)                       5.2
Richard Kurz                                               0                            *
Fred Heiden                                            20,258(7)                        *
Brad Holsworth                                         26,000(8)                        *
Jon Schulberg                                          20,258(7)                        *
Joseph Owens, II                                      914,396(9)                       5.1
Parker Martin                                        1,153,655(10)                     6.4
All executive officers and directors
  as a group (seven persons)                         2,947,647(11)                    14.1

----------
(1) Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from February 25, 2004 upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from February 25, 2004 have been exercised.

(3) Of such shares, (i) 138,650 are owned of record by Mr. Kassel's wife; however, because Ms. Kassel has appointed her husband as her proxy and attorney-in-fact to vote all 138,650 of the shares owned of record by her, Robert Kassel may also be deemed to have beneficial ownership of such shares. The address of Mr. Kassel is c/o U.S. Home & Garden Inc.

(4) Includes 2,313,693 shares of common stock issuable to Mr. Kassel upon exercise of options and warrants.

(5) Includes 350,000 shares of common stock issuable to Mr. Raleigh upon exercise of options.

(6) The address of Mr. Grandy is c/o Easy Gardener Products, Ltd., 3022 Franklin Avenue, Waco, TX 76710.

(7) Includes 20,000 shares of common stock issuable upon exercise of options.

(8) Includes 25,000 shares of common stock issuable upon exercise of options.

(9)      The address of Mr. Owens is 8 Hillandale Road, Waco, Texas.

(10) According to Schedule 13G filed by Mr. Martin with the SEC, the address for Mr. Martin is 121 S. Hope Street, #106, Los Angeles, California 90112.

(11) Includes 2,878,693 shares of common stock issuable upon exercise of options and warrants.

             Section 16(a) Beneficial Ownership Reporting Compliance
             -------------------------------------------------------

         Section 16(a) of the Exchange Act requires that officers and directors, and persons who beneficially own more than 10 percent of a registered class of equity securities of the Company, file certain reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all
Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us, or representations obtained from certain reporting persons, we believe that during the year ended June 30, 2003 all filing requirements applicable to the officers, directors, and greater than 10 percent beneficial stockholders of the Company were complied with.

                                   Signatures
                                   ----------

         Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                       U.S. HOME & GARDEN INC.

                                   By:  /s/ Robert Kassel
                                       -----------------------------------------
                                            Robert Kassel
                                            Chief Executive Officer, President,
                                            Secretary, Treasurer and Chairman
                                            of the Board of Directors

Dated: March 1, 2004